Exhibit 99.1

ROYAL BANK OF CANADA TO REPURCHASE

UP TO 30 MILLION OF ITS COMMON SHARES

TORONTO, October 21, 2013 — Royal Bank of Canada (“RY” on TSX and NYSE) today announced its intention, subject to the approval of the Office of the Superintendent of Financial Institutions (OSFI) and the Toronto Stock Exchange, to commence a normal course issuer bid through the facilities of the Toronto Stock Exchange and to repurchase for cancellation up to 30 million of its common shares, representing approximately 2.1 per cent of the bank’s outstanding common shares as at September 30, 2013. On September 30, 2013, there were 1,440,836,221 common shares outstanding. The bank intends to file a notice of intention with the Toronto Stock Exchange in this regard.

Purchases may commence on November 1, 2013, provided the Toronto Stock Exchange has accepted the notice of intention, and may continue until October 31, 2014. The amount and timing of any purchases will be determined by the bank, except that the amount of purchases on any given day will not exceed 611,400 common shares, which is 25% of the average daily trading volume on the Toronto Stock Exchange for the six months ending September 30, 2013. Purchases may be made through the Toronto Stock Exchange as well as through other designated exchanges and published markets, in both Canada and the U.S. The price paid for any repurchased shares will be the prevailing market price at the time of acquisition.

The proposed share repurchases will enable the bank to balance the imperatives of maintaining strong capital ratios with the ongoing need to generate shareholder value. On July 31, 2013, the bank’s Common Equity Tier 1, Tier 1 and Total capital ratios were 9.2 per cent, 11.3 per cent and 13.7 per cent, respectively.

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Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the proposed normal course issuer bid by Royal Bank of Canada. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the proposed normal course issuer bid by Royal Bank of Canada, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, operational, legal and regulatory compliance, insurance, reputation and strategic risks and other risks discussed in the Risk management sections of our 2012 Annual Report and in our Q3 2013 Report to Shareholders; the impact of changes in laws and regulations; general business and economic market conditions in Canada, the United States and certain other countries in which we operate, including the effects of the European sovereign debt crisis, and the high levels of Canadian household debt; the effects of changes in government fiscal, monetary and other policies; and judicial or regulatory judgments and legal proceedings.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this press release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2012 Annual Report, as updated by the overview section of our Q3 2013 Report to Shareholders. Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2012 Annual Report and in the Risk management section of our Q3 2013 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Investor Contact:

Karen McCarthy, Investor Relations, 416 955-7809, karen.mccarthy@rbc.com

Media Contact:

Seema Sharma, Corporate Communications, 416 974-5606, seema.z.sharma@rbc.com